EXHIBIT 12.1
CHS Inc.
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

	Years Ended August 31
	2005	2004	2003	2002	2001
(dollars in thousands)

EARNINGS:
Income from continuing operations before income taxes	$297,260	$256,703	$145,104	$147,873	$155,246
ADD:
Minority interests	47,736	33,830	21,950	15,390	35,098
Fixed charges, as shown below	81,048	70,370	66,305	57,813	77,267
Redemptions received from equity method investees	74,231	65,158	35,939	37,689	30,104
Redemptions received from cooperatives and other investments	4,152	9,481	8,467	6,310	1,672
SUBTRACT:
Equity in income of investees	(95,742)	(79,022)	(47,299)	(58,133)	(28,494)
Noncash patronage refunds	(3,060)	(4,986)	(1,795)	(2,327)	(3,896)
Interest capitalized	(6,836)	(2,817)	(3,905)	(2,105)	(1,244)

EARNINGS AS ADJUSTED	$398,789	$348,717	$224,766	$202,510	$265,753

FIXED CHARGES:
Interest	$64,875	$54,441	$52,580	$44,560	$62,680
Amortization of debt costs expensed or capitalized	4,569	3,971	3,162	3,030	2,747
Appropriate portion (1/3) of rent expense	11,604	11,958	10,563	10,223	11,840

TOTAL FIXED CHARGES	$81,048	$70,370	$66,305	$57,813	$77,267

PREFERRED DIVIDEND FACTOR:	$10,815	$9,339	$5,539	$276

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	$91,863	$79,709	$71,844	$58,089	$77,267

RATIO	4.3 x	4.4 x	3.1 x	3.5 x	3.4 x